Subject to Completion Preliminary Term Sheet dated August 31, 2023

Filed Pursuant to Rule 433

Registration Statement No. 333-267182

(To Prospectus dated August 31, 2022,

Prospectus Supplement dated August 31, 2022 and

Product Supplement EQUITY ARN-1 dated December 29, 2022)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	September , 2023 September , 2023 November , 2024
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF

▪      Maturity of approximately 14 months

▪      3-to-1 upside exposure to increases in the Underlying Fund, subject to a capped return of [21.50% to 25.50%]

▪      1-to-1 downside exposure to decreases in the Underlying Fund, with up to 100% of your investment at risk

▪      All payments occur at maturity and are subject to the credit risk of HSBC Bank plc

▪      No interest payments

▪      In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Supplement to the Plan of Distribution—Role of MLPF&S and BofAS”

▪      No listing on any securities exchange

▪      Any payment on the notes, including any repayment of principal, is not guaranteed by any third party and is subject to the risk of exercise of any UK bail-in power (as described on page TS-3 of this document) by a relevant UK resolution authority. If HSBC Bank plc were to default on its payment obligations or become subject to the exercise of any UK bail-in power (or any other resolution measure) by a relevant UK resolution authority, you might not receive all or part of any amounts owed to you under the notes. See “Consent to UK Bail-in Power” and “Risk Factors” in this document and “Risk Factors” in the accompanying prospectus supplement for more information

The notes are being issued by HSBC Bank plc (“HSBC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement EQUITY ARN-1.

The estimated initial value of the notes on the pricing date is expected to be between $9.30 and $9.80 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on page TS-2 and “Risk Factors” beginning on page TS-7 of this term sheet for additional information.

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between HSBC and any holder or beneficial owner of the notes, by acquiring the notes (or a beneficial interest therein), each holder and each beneficial owner of the notes acknowledges, accepts and agrees to be bound by, and consents to, the exercise of, any UK bail-in power (or any other resolution measure) by any relevant UK resolution authority in relation to the notes. See “Consent to UK Bail-in Power” on page TS-3 of this document.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$ 10.000	$
Underwriting discount(1)	$ 0.175	$
Proceeds, before expenses, to HSBC	$ 9.825	$

(1)	For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.950 per unit and $0.125 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Covered by the UK Financial Services Compensation Scheme	May Lose Value

BofA Securities

September      , 2023

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due November , 2024

Summary

The Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due November  , 2024 (the “notes”) are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities of HSBC and are not covered by the UK Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other senior unsecured debt, except for such debt as may be preferred by operation of law. Any payments due on the notes, including any repayment of principal, are subject to the credit risk of HSBC and to the risk of exercise of any UK bail-in power (as described herein) (or any other resolution measure) by a relevant UK resolution authority. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Global X Robotics & Artificial Intelligence ETF (the “Underlying Fund”), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund, subject to our credit risk. See “Terms of the Notes” below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging-related charge described below, will reduce the economic terms of the notes (including the Capped Value). The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes		Redemption Amount Determination
Issuer:	HSBC Bank plc (“HSBC”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The Global X Robotics & Artificial Intelligence ETF (Bloomberg symbol: “BOTZ”).
Starting Value:	The Closing Market Price of the Underlying Fund on the pricing date.
Ending Value:	The average of the products of the Closing Market Price of the Underlying Fund on each calculation day during the Maturity Valuation Period times the Price Multiplier as of that day. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-22 of product supplement EQUITY ARN-1.
Participation Rate:	300%
Capped Value:	[$12.15 to $12.55] per unit, which represents a return of [21.50% to 25.50%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Underlying Fund, as described beginning on page PS-26 of product supplement EQUITY ARN-1.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.05 per unit more fully described on page TS-14.
Calculation Agent:	BofA Securities, Inc. (“BofAS”) and HSBC, acting jointly.

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due November , 2024

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322:

▪	Product supplement EQUITY ARN-1 dated December 29, 2022:
https://www.sec.gov/Archives/edgar/data/1140465/000110465922130922/tm2233040d8_424b5.htm

▪	Prospectus supplement dated August 31, 2022: https://www.sec.gov/Archives/edgar/data/1140465/000110465922096478/tm2223547d4_424b2.htm

▪	Prospectus dated August 31, 2022: https://www.sec.gov/Archives/edgar/data/1140465/000110465922096461/tm2223384-4_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1140465. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to HSBC.

Consent to UK Bail-in Power

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the notes, by acquiring the notes (or a beneficial interest therein), each holder and each beneficial owner of the notes acknowledges, accepts and agrees to be bound by, and consents to, the exercise of, any UK bail-in power (or any other resolution measure) by a relevant UK resolution authority.

Under the UK Banking Act 2009, as amended (the “Banking Act”), a relevant UK resolution authority may exercise a UK bail-in power in circumstances in which a relevant UK resolution authority is satisfied that the resolution conditions are met. These conditions include that a UK bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (as amended, the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA).

The UK bail-in power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of HSBC or another person (and the issue to, or conferral on, the holder or beneficial owner of the notes such shares, securities or obligations); (iii) the cancellation of the notes and/or (iv) the amendment or alteration of the maturity of the notes, or amendment of the amount of interest or any other amounts due on the notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which UK bail-in power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by a relevant UK resolution authority of such UK bail-in power. Each holder and each beneficial owner of the notes further acknowledges and agrees that the rights of holders and beneficial owners of the notes are subject to, and will be varied, if necessary, to give effect to, the exercise of any UK bail-in power by a relevant UK resolution authority.

For more information, please see “Risk Factors — Issuer-related Risks — You may lose some or all of your investment if any UK bail-in power (or any other resolution measure) is exercised by a relevant UK resolution authority” in this document, and “Description of Debt Securities — Agreement with Respect to the Exercise of UK Bail-in Power” in the accompanying prospectus and “Risk Factors — Risks Relating to All Note Issuances — Under the terms of your notes, you will agree to be bound by the exercise of any UK bail-in power by the relevant UK resolution authority,” “— The notes are the subject of the UK bail-in power, which may result in your notes being written down to zero or converted into other securities, including unlisted equity securities,” “—Your rights may be limited in respect of the exercise of the UK bail-in power by the relevant UK resolution authority,” “— Other powers contemplated by the Banking Act may affect your rights under, and the value of your investment in, the notes” and “— The circumstances under which the relevant UK resolution authority would exercise its UK bail-in power or other resolution tools under the Banking Act or future legislative or regulatory proposals are uncertain, which may affect the value of your notes” in the accompanying prospectus supplement.

The preceding discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due November , 2024

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You are a retail investor outside the EEA and the UK (each as defined below), or an institutional buyer (for restrictions on offers or sales to retail investors in the EEA and the UK, see “Supplement to the Plan of Distribution—Selling Restrictions” beginning on page TS-14 below.

▪	You anticipate that the Underlying Fund will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the Underlying Fund decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes will be capped.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning shares of the Underlying Fund or the securities held by the Underlying Fund.

▪	You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪	You are willing and able to consent to the exercise of any UK bail-in power (or any other resolution measure) by a relevant UK resolution authority.

The notes may not be an appropriate investment for you if:

▪	You are a retail investor in the EEA or the UK as described under “Supplement to the Plan of Distribution—Selling Restrictions” beginning on page TS-14 below.

▪	You believe that the Underlying Fund will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal repayment or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on shares of the Underlying Fund or the securities held by the Underlying Fund.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪	You are unwilling or unable to consent to the exercise of any UK bail-in power (or any other resolution measure) by a relevant UK resolution authority.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due November , 2024

Hypothetical Payout Profile

The graph below is based on hypothetical numbers and values.

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $12.35 per unit (the midpoint of the Capped Value range of [$12.15 to $12.55]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Underlying Fund, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and term of your investment.

The following table is based on a Starting Value of 100.00, the Participation Rate of 300% and a Capped Value of $12.35 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
103.00	3.00%	$10.90	9.00%
107.84	7.84%	$12.35(2)	23.50%
120.00	20.00%	$12.35	23.50%
150.00	50.00%	$12.35	23.50%
200.00	100.00%	$12.35	23.50%

(1)	The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Underlying Fund.
(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

For recent actual prices of the Underlying Fund, see “The Underlying Fund” section below. In addition, all payments on the notes are subject to issuer credit risk.

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due November , 2024

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 50.00
= $5.00 Redemption Amount per unit

Example 2
The Ending Value is 103.00, or 103.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 103.00
= $10.90 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $12.35 per unit

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due November , 2024

Risk Factors

We urge you to read the section “Risk Factors” in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Underlying Fund or the securities held by the Underlying Fund. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review “Risk Factors” in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section “— Risks Relating to All Note Issuances.”

Structure-related Risks

▪	Depending on the performance of the Underlying Fund as measured shortly before the maturity date, you may lose up to 100% of the principal amount.

▪	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Underlying Fund or the securities held by the Underlying Fund.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

Issuer-related Risks

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	The notes are not insured or guaranteed by any governmental agency of the United Kingdom, the United States or any other jurisdiction.

▪	You may lose some or all of your investment if any UK bail-in power (or any other resolution measure) is exercised by a relevant UK resolution authority. See “Risk Factors—Structure-related Risks—You may lose some or all of your investment if any U.K. bail-in power (or any other resolution measure) is exercised by a relevant U.K. resolution authority” in product supplement EQUITY ARN-1.

Valuation- and Market-related Risks

▪	The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

▪	Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

▪	The price of your notes in the secondary market, if any, immediately after the pricing date is expected to be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-14 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

▪	The estimated initial value does not represent a minimum price at which we, MLPF&S, BofAS or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Underlying Fund and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due November , 2024

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Underlying Fund or the securities held by the Underlying Fund), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

Market Measure-related Risks

▪	The sponsor and the investment advisor of the Underlying Fund or the sponsor of the Underlying Index may adjust the Underlying Fund or the Underlying Index in a way that could adversely affect the price of the Underlying Fund and consequently, the return on the notes, and they have no obligation to consider your interests.

▪	As a noteholder, you will have no rights to receive shares of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive dividends or other distributions on the Underlying Fund.

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Underlying Fund, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Underlying Fund, and have not verified any disclosure made by any other company.

▪	As the Underlying Fund holds certain equity securities traded on foreign exchanges, the return on the notes may be affected by factors affecting international securities markets.

▪	Exchange rate movements may adversely impact the value of the notes.

▪	There are liquidity and management risks associated with the Underlying Fund.

▪	The performance of the Underlying Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or the securities held by the Underlying Fund may be adversely affected, sometimes materially.

▪	The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Fund. See “Description of ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-26 of product supplement EQUITY ARN-1.

Tax-related Risks

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-36 of product supplement EQUITY ARN-1.

Additional Risk Factors

The securities held by the Underlying Fund are concentrated in one industry. All of the securities held by the Underlying Fund are issued by robotics & artificial Intelligence companies. Although an investment in the notes will not give holders any ownership or other direct interests in these securities, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in robotics & artificial Intelligence companies, including those discussed below. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple industries. In addition, because the securities held by the Underlying Fund are concentrated in one industry, they may be more susceptible to economic, market, political or regulatory occurrences affecting their relevant industry. As a result, their prices may increase or decrease at similar times and by similar magnitudes, and they may perform similarly over the term of the notes.

Adverse conditions in the robotics & artificial Intelligence industry may reduce your return on the notes.  All of the securities held by the Underlying Fund are issued by robotics & artificial Intelligence companies. These companies may have limited product lines, markets, financial resources or personnel, while engaging in significant amounts of spending on research and development. Robotics & artificial Intelligence companies typically face intense competition and potentially rapid product obsolescence. They are also heavily dependent on intellectual property rights and may be adversely affected by loss or impairment of those rights. In addition, robotics and artificial intelligence technology could face increasing regulatory scrutiny in the future, which may limit the development of this technology and impede the growth of companies that develop and/or utilize this technology. Similarly, the collection of data from consumers and other sources could face increased scrutiny as regulators consider how the data is collected, stored, safeguarded and used. These companies face increased risk from trade agreements between countries that develop these technologies and countries in which customers of these technologies are based. Lack of resolution or potential imposition of trade tariffs may hinder the companies’ ability to successfully deploy their inventories. The customers and/or suppliers of these companies may be concentrated in a particular country, region or industry. Any adverse event affecting one of these countries, regions or industries could have a negative impact on these companies. These factors could adversely affect the robotics & artificial Intelligence industry and consequently, the price of the Underlying Fund and the return on the notes.

A limited number of securities may affect the price of the Underlying Fund, and the Underlying Index is not necessarily representative of the robotics & artificial Intelligence industry.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due November , 2024

The number of securities held by the Underlying Fund is limited. In addition, a few top securities held by the Underlying Fund may constitute a substantial portion of its net assets. Any reduction in the market price of those securities is likely to have a substantial adverse impact on the price of the Underlying Fund and the return on the notes.

While the securities included in the Underlying Index are equity securities of robotics & artificial Intelligence companies, the securities included in the Underlying Index may not follow the price movements of the entire robotics & artificial Intelligence industry generally. If the securities included in the Underlying Index (and, accordingly, the securities held by the Underlying Fund) decline in value, the Underlying Fund will decline in value even if security prices in the robotics & artificial Intelligence industry generally increase in value.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due November , 2024

The Underlying Fund

All disclosures contained in this term sheet regarding the Underlying Fund and the Underlying Index, including, without limitation, their make-up, method of their calculation, and changes in their components, have been derived from publicly available sources, which we have not independently verified. The information reflects the policies of, and is subject to change by, Global X Management Company LLC (“Global X Management”). The consequences of any discontinuance of the Underlying Fund or the Underlying Index are discussed in the section entitled “Description of ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds—Discontinuance of or Material Change to an Underlying Fund” beginning on page PS-29 of product supplement EQUITY ARN-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Underlying Fund, the Underlying Index, or any successor fund or index.

The Global X Robotics & Artificial Intelligence ETF

The Underlying Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Indxx Global Robotics & Artificial Intelligence Thematic Index (the “Underlying Index”). The Underlying Index is designed to provide exposure to exchange-listed companies in developed markets, as defined by Indxx, LLC (“Indxx”), that are involved in the development of robotics and/or artificial intelligence, including companies involved in industrial robotics and automation, non-industrial robots, artificial intelligence and unmanned vehicles. The Underlying Fund is an exchange-traded fund that trades on The Nasdaq Stock Market under the ticker symbol “BOTZ.”

Information filed by the Underlying Fund with the SEC pursuant to the Securities Exchange Act of 1934 and the Investment Company Act can be located by reference to the SEC file numbers 333-151713 and 811-22209, respectively on the SEC’s website at http://www.sec.gov. In addition, information about the Underlying Fund may be obtained from other sources including, but not limited to, the Underlying Fund’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor the agent makes any representation that such publicly available information regarding the Underlying Fund is accurate or complete.

Global X Management uses a “passive” or indexing approach to try to achieve the Underlying Fund’s investment objective. Unlike many investment companies, the Underlying Fund does not try to outperform the Underlying Index and does not seek temporary defensive positions when markets decline or appear overvalued. The Underlying Fund generally will use a replication strategy. A replication strategy is an indexing strategy that involves investing in the securities of the Underlying Index in approximately the same proportions as in the Underlying Index. However, the Underlying Fund may utilize a representative sampling strategy with respect to the Underlying Index when a replication strategy might be detrimental or disadvantageous to shareholders, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to replicate the Underlying Index, in instances in which a security in the tracked becomes temporarily illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations (such as tax diversification requirements) that apply to the Underlying Fund but not the Underlying Index.

Tracking error is the divergence of the Underlying Fund’s performance from that of the Underlying Index. Tracking error may occur because of differences between the securities and other instruments held in the Underlying Fund’s portfolio and those included in the Underlying Index, pricing differences (including differences between a security’s price at the local market close and the Underlying Fund’s valuation of a security at the time of calculation of the Underlying Fund’s net asset value), differences in transaction costs, the Underlying Fund’s holding of uninvested cash, differences in timing of the accrual of or the valuation of dividends or interest, tax gains or losses, changes to the Underlying Index or the costs to the Underlying Fund of complying with various new or existing regulatory requirements. This risk may be heightened during times of increased market volatility or other unusual market conditions. Tracking error also may result because the Underlying Fund incurs fees and expenses, while the Underlying Index does not.

The Indxx Global Robotics & Artificial Intelligence Thematic Index

The Underlying Index is designed to provide exposure to exchange-listed companies in developed markets, as defined by Indxx, that are involved in the development of robotics and/or artificial intelligence (“AI”), including companies involved in industrial robotics and automation, non-industrial robots, AI and unmanned vehicles (collectively, “Robotics & AI Companies”), as defined by Indxx.

Eligible Universe of the Global Robotics & AI Index

Initial Universe

To be eligible for inclusion in the Underlying Index, companies must first be eligible for inclusion in the “Initial Universe” of such index. The Initial Universe of the Underlying Index includes among the most liquid and investable companies in accordance with the standard market capitalization and liquidity criteria associated with developed markets, as defined by Indxx. As of July 2018, companies from the following countries were eligible for inclusion in the Initial Universe of the Underlying Index: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Luxembourg, the Netherlands, New Zealand, Norway, Portugal, Singapore, South Korea, Spain, Sweden, Switzerland, Taiwan, the United Kingdom and the United States.

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due November , 2024

As of February 2020, companies must have a minimum market capitalization of $300 million, a minimum average daily turnover for the last 6 months greater than or equal to $2 million and must have traded on 90% of the eligible trading days in the last 6 months in order to be eligible for inclusion in the Initial Universe of the Underlying Index. In case a company does not have a trading history of 6 months due to its recent initial public offering (“IPO”), such company must have started trading at least 3 months before the start of the Underlying Index’s annual reconstitution/ rebalancing process and should have traded on 90% of the eligible trading days for the past 3 months.

Criteria Applied to the Initial Universe

The companies in the Initial Universe must then satisfy the following criteria:

•	Free Float. All companies must have a minimum free float equivalent to 10% of shares outstanding.
•	Security Type. The following security types are eligible for inclusion: common stock; American depositary receipts (“ADRs”) and global depositary receipts.
•	Share Classes. The existing share class/listing in the Initial Universe is retained if it satisfies all the eligibility criteria of the Underlying Index. If an ADR of the company exists, it is given preference over all other share classes. The most liquid share class/listing is considered for inclusion.

Companies in the Initial Universe that satisfy the criteria discussed above form the “Eligible Universe” of the Underlying Index.

Identification of Robotics & AI Companies within the Eligible Universe

From the Eligible Universe, Indxx identifies Robotics & AI Companies by applying a proprietary analysis that consists of two primary components: sub-theme identification and company analysis. As part of the sub-theme identification process, Indxx analyzes industry reports, investment research and consumer data related to the robotics and AI industry in order to establish the sub-themes that are expected to provide the most exposure to the growth of the robotics and AI industry. As of February 2020, Indxx has identified the following four robotics and AI sub-themes:

SUB-THEME	DESCRIPTION
Industrial Robots and Automation	These are companies that provide robots and robotic automation products and services with a focus on industrial applications.
Unmanned Vehicles and Drones	These are companies that are involved in the development and production of unmanned vehicles (including hardware and software for autonomous cars), drones and robots for both military and consumer markets.
Non-Industrial Robotics	These are companies that are involved in developing robots and AI that are used for non-industrial applications, including but not limited to agriculture, healthcare, consumer applications and entertainment.
Artificial Intelligence	These are companies that develop or directly deliver AI in the form of products, software, or systems. These companies should sell AI and not utilize/leverage it to enhance their products.

In order to be included in the Underlying Index, a company must be identified as having significant exposure to one of these robotics and AI sub-themes, as determined by Indxx. In the second step of the process, companies are analyzed based on two primary criteria: revenue exposure and primary business operations. A company is deemed to have significant exposure to one of the robotics and AI sub-themes, and it accordingly constitutes a “Pure Play Robotics & AI Company,” if (i) it derives a significant portion (greater than 50%) of its revenue from one of the robotics and AI sub-themes or (ii) it has stated its primary business to be in products and services focused on one of the robotics and AI sub-themes, as determined by Indxx. Companies that have demonstrated these industries/segments to be growth focus areas through internal research and development investments, joint ventures, partnerships and/or acquisitions are also deemed to have significant exposure to one of the robotics and AI sub-themes, as determined by Indxx.

Selecting Constituents from the Eligible Universe’s Robotics & AI Companies

The Pure Play Robotics & AI Companies with the highest market capitalization will form the Underlying Index. The Underlying Index is capped at 100 companies. If fewer than 100 companies qualify as Robotics & AI Companies, all of these companies would be a part of the Underlying Index. If fewer than 30 companies qualify as Robotics & AI Companies, the index committee would consider a secondary list of companies with diversified revenue streams that (1) have a distinct business unit focused on robotics or AI and (2) have a core competency that is expected to augment the adoption of robotics or AI for inclusion until the count reaches 30.

Index Calculation and Weighting

The Underlying Index is calculated by means of the divisor methodology. The Underlying Index is weighted as follows:

•	Components are weighted based on their security-level market capitalization.

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due November , 2024

•	The Underlying Index is modified market-capitalization-weighted at the time of reconstitution. A single component weight cap of 8% and single component floor of 0.3% is applied.
•	The aggregate weight of all the components with a weight greater than 5% is capped at 40%. All remaining components are capped at 4.5%.
•	Additions to and/or deletions from the Underlying Index shall be weighted as per the rules above. The difference in the weights (from additions/deletions) shall be proportionately adjusted (added/removed) among the remaining constituents based on their security-level market capitalization.

Index Maintenance

Buffer Rules

To reduce turnover, the following buffer rules apply:

•	Market Capitalization. A constituent shall continue to be included in the Initial Universe if its market capitalization is greater than or equal to 80% of the previously defined market capitalization minimum. To illustrate, if an existing index member meets all other selection criteria but does not meet the market capitalization criteria up to a deviation of 20%, then it will be retained in the Initial Universe.
•	Liquidity. A constituent shall continue to be included in the Initial Universe if its 6-month average daily turnover is greater than or equal to 70% of the previously defined liquidity minimum. To illustrate, if an existing index member meets all other selection criteria but does not meet the liquidity criteria up to a deviation of 30%, then it will be retained in the Initial Universe.
•	Continued Representation in the Underlying Index. Additionally, an existing index constituent shall continue to remain in the Underlying Index if it is part of the top 120 companies by market capitalization, even if it is not part of the top 100 constituents.

Reconstitution, Rebalancing and Reviews

The Underlying Index follows an annual reconstitution and rebalancing schedule. The new portfolio of index constituents becomes effective at the close of trading on the last trading day of June each year (the “Effective Day”). Weights are calculated at the close of the seventh trading day prior (six trading day prior) to the Effective Day. To capture IPOs and changes in the structure of a company’s business due to corporate actions, the composition of the Underlying Index is reviewed on a semi-annual basis.

Corporate Actions

Corporate actions (such as stock splits, special dividends, spin-offs and rights offerings) are applied to the Underlying Index on the ex-date or earlier as decided by the index committee.

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due November , 2024

The following graph shows the daily historical performance of the Underlying Fund on its primary exchange in the period from September 13, 2016 through August 22, 2023. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On August 22, 2023, the Closing Market Price of the Underlying Fund was $25.57. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Historical Performance of the Underlying Fund

This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Fund.

Accelerated Return Notes®	TS-13

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due November , 2024

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Fund, the remaining term of the notes, and the issuer’s creditworthiness. However, neither we nor any of our affiliates are obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Selling Restrictions

Prohibition of sales to UK retail investors. The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); (ii) a customer within the meaning of the United Kingdom Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive 2016/97 (EU), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No. 1286/2014 as it forms part of UK domestic law by virtue of the EUWA

Accelerated Return Notes®	TS-14

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due November , 2024

(the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Prohibition of sales to EEA retail investors. The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2016/97 (EU) (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling such notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

The preceding discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Role of MLPF&S and BofAS

BofAS will participate as selling agent in the distribution of the notes. Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Underlying Fund and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by BofAS seeking bids from market participants, which could include one of our affiliates and MLPF&S, BofAS and their affiliates. These hedging arrangements take into account a number of factors, including the issuer’s creditworthiness, interest rate movements, the volatility of the Underlying Fund, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors” beginning on page PS-6 of product supplement EQUITY ARN-1.

Accelerated Return Notes®	TS-15

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due November , 2024

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Underlying Fund.

▪	Under this characterization and tax treatment of the notes, subject to the discussion of the constructive ownership rules of Section 1260 of the Code beginning on page PS-37 of product supplement EQUITY ARN-1, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

▪	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-36 of product supplement EQUITY ARN-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Accelerated Return Notes®	TS-16